Exhibit 21

As of September 30, 2014, Sustain Technologies, Inc., a Virginia Corporation, was a wholly-owned subsidiary of the Daily Journal Corporation.

As of September 30, 2014, New Dawn Technologies, Inc., a Utah Corporation whose name was changed to Journal Technologies, Inc. on September 10, 2014, was also a wholly-owned subsidiary of Daily Journal Corporation.

As of September 30, ISD Technologies, Inc., a California Corporation, was also a wholly-owned subsidiary of Daily Journal Corporation.

On October 1, 2014, Sustain Technologies, Inc. and ISD Technologies, Inc. were each merged into Journal Technologies, Inc. (formerly known as New Dawn Technologies, Inc.).